UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

Otis Gallery LLC

(Exact name of issuer as specified in its charter)

Delaware	37-1921598
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

335 Madison Ave, 3rd Floor, New York, NY 10017

(Full mailing address of principal executive offices)

201-479-4408

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Since its formation in Decemer 2018, Otis Gallery LLC, a Delaware series limited liability company (“we,” “us,” “our” or “our company”) has been engaged primarily in acquiring and managing a collection of investment grade art and collectibles (the “underlying assets”). Otis Wealth, Inc. is the manager of our company (our “manager”) and serves as the asset manager for the underlying assets owned by our company and each underlying series of our company.  We acquire the underlying assets from our manager financed through non-interest-bearing promissory notes issued our manager, and develop the financial, offering and other materials to begin offering membership interests in our series through a mobile app-based investment platform called Otis Gallery (we refer to the Otis Gallery platform and any successor platform used by us for the offer and sale of interests as the “Otis Platform”). We offer and sell membership interests in a number of separate individual series of our company. Investors in any series acquire a proportional share of income and liabilities as they pertain to a particular series, and the sole assets and liabilities of any given series at the time of an offering related to that particular series is the underlying asset related to such series (plus any cash reserves for future operating expenses).  There will be a separate closing with respect to each offering. See “Our Offerings” below for additional details regarding our current offerings.

We are devoting substantially all our efforts to establishing our business and planned principal operations only commenced in late 2018. As such and because of the start-up nature of our company’s and our manager’s business, the reported financial information herein will likely not be indicative of future operating results or operating conditions. Because of our corporate structure, we are in large part reliant on our manager and its employees to grow and support our business. There are a number of key factors that will have large potential impacts on our operating results going forward, including our manager’s ability to:

●	continue to source high quality underlying assets at reasonable prices to securitize through the Otis Platform;

●	market the Otis Platform and the offerings in individual series of our company and attract investors to the Otis Platform;

●	continue to develop the Otis Platform and provide the information and technology infrastructure to support the issuance of interests; and

●	find operating partners to manage the collection of underlying assets at a decreasing marginal cost per asset.

We have not yet generated any revenues and do not anticipate doing so until 2020.

Our Underlying Assets

To date, we have established ten series of our membership interests, Series #KW, Series Drop 002, Series Drop 003, Series Drop 004, Series Drop 005, Series Drop 006, Series Drop 007, Series Drop 008, Series Drop 009 and Series Drop 010, which have acquired the following assets:

●	On February 19, 2019, Series #KW acquired a 2018 Saint Jerome Hearing the Trumpet of Last Judgement painting by Kehinde Wiley (the “Series #KW Asset”) from our manager in exchange for a note in the original principal amount of $237,500

●	On August 30, 2019, Series Drop 002 acquired a pair of 2016 Nike MAG Back to the Future sneakers (the “Series Drop 002 Asset”) from our manager in exchange for a note in the original principal amount of $30,387

●	On August 30, 2019, Series Drop 003 acquired The Incredible Hulk #181 Comic Book (the “Series Drop 003 Asset”) from our manager in exchange for a note in the original principal amount of $34,000

●	On August 30, 2019, Series Drop 004 acquired a series of artist collaboration Supreme skate decks (the “Series Drop 004 Asset”) from our manager in exchange for a note in the original principal amount of $44,341

●	On August 30, 2019, Series Drop 005 acquired one painting produced a part of a collaboration between Takashi Murakami and Virgil Abloh, DOB and Arrows: Patchwork Skulls (the “Series Drop 005 Asset”) from our manager in exchange for a note in the original principal amount of $90,000

●	On August 30, 2019, Series Drop 006 acquired a 1978 Rolex Daytona Ref. 6265 Big Red watch (the “Series Drop 006 Asset”) from our manager in exchange for a note in the original principal amount of $78,000

●	On August 30, 2019, Series Drop 007 acquired a 2011 35cm Hermes Birkin So Black handbag (the “Series Drop 007 Asset”) from our manager in exchange for a note in the original principal amount of $56,250

●	On August 30, 2019, Series Drop 008 acquired three series of 2019 paintings by Fnnch, Greatest Hits, La Croix, and Sneaker Grails (the “Series Drop 008 Asset”) from our manager in exchange for (i) a note in the original principal amount of $27,000 and (ii) our agreement to issue 200 Series Drop 008 Interests to the asset seller upon completion of the offering

●	On August 30, 2019, Series Drop 009 acquired one painting by contemporary artist, Kaws, titled Gone and Beyond (the “Series Drop 009 Asset”) from our manager in exchange for a note in the original principal amount of $310,000

●	On September 16, 2019, Series Drop 010 acquired a collection of 5 Nike SB Dunks sneakers, curated by Jeff Staple (the “Series Drop 010 Asset”) from our manager in exchange for a note in the original principal amount of $24,000

Please see the heading “The Underlying Assets” of our offering statement on Form 1-A, as amended and supplemented to date (file no. 024-10951) (the “Offering Statement”), for more details regarding these underlying assets.

Our manager bears all acquisition expenses on behalf of each series and will be reimbursed by each series through the proceeds of each offering. Upon final closing of each offering noted below, the series will then pay back the note made to acquire the underlying asset.

Our Offerings

The table below shows key information related to the offering of each series.

Series Name	Underlying Asset(s)	Offering Price per Interest	Maximum Offering Size	Minimum/ Maximum Membership Interests	Opening Date	Closing Date	Status
Series #KW	2018 Saint Jerome Hearing the Trumpet of Last Judgement painting by Kehinde Wiley	$25.00	$250,000	5,000/10,000(1)	07/17/19		Open
Series Drop 002	Nike MAG Back to the Future (2016) Sneakers	$33.00	$33,000	909/1,000			Not Yet Launched
Series Drop 003	The Incredible Hulk #181 Comic	$35.00	$35,000	971/1,000			Not Yet Launched
Series Drop 004	Collection of Supreme Skate Decks (Select Limited Edition Artist Collaborations)	$47.00	$47,000	943/1,000			Not Yet Launched
Series Drop 005	2018 DOB and Arrows: Patchworks Skulls painting by Takashi Murakami and Virgil Abloh	$76.00	$95,000	1,184/1,250			Not Yet Launched
Series Drop 006	1978 Rolex Daytona Ref. 6265 Big Red watch	$64.00	$80,000	1,219/1,250			Not Yet Launched
Series Drop 007	2011 Hermes Birkin 35cm So Black handbag	$50.00	$57,750	1,125/1,155			Not Yet Launched
Series Drop 008	2019 series of commissioned paintings by fnnch	$40.00	$32,000	675/800			Not Yet Launched
Series Drop 009	2012 Gone and Beyond painting by Kaws	$100.00	$325,000	3,100/3,250			Not Yet Launched
Series Drop 010	Collection of Nike SB Dunks sneakers	$25.00	$25,000	960/1,000			Not Yet Launched

(1)	As of the date of this report, we have received subscriptions for 10,000 membership interests, but the initial closing has not yet taken place.

An investment in a series of our company represents an investment in that particular series and thus indirectly the underlying asset related to such series and do not represent an investment in our company or our manager generally.  We do not anticipate that ay series will own any assets other than the assets related to that series.  However, we expect that the operations of our company, including the issuance of additional series of interests and their acquisition of additional assets, will benefit investors by enabling each series to benefit from economies of scale.

Operating Results

Revenues are generated at the series level. As of June 30, 2019, no series has generated any revenues.  Our underlying assets are not expected to generate any revenues until 2020.

We had no operating expenses for the six months ended June 30, 2019. Each series will be responsible for its own operating expenses, such as storage and insurance beginning on the closing date of the offering of such series.

Liquidity and Capital Resources

As of June 30, 2019, none of our company or any series had any cash or cash equivalents.

On February 19, 2019, we acquired the Series #KW Asset from our manager in exchange for a note in the original principal amount of $237,500.  This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series #KW interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On August 30, 2019, we acquired the Series Drop 002 Asset from our manager in exchange for a note in the original principal amount of $30,387. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 002 interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On August 30, 2019, we acquired the Series Drop 003 Asset from our manager in exchange for a note in the original principal amount of $34,000. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 003 interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On August 30, 2019, we acquired the Series Drop 004 Asset from our manager in exchange for a note in the original principal amount of $44,341. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 004 interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On August 30, 2019, we acquired the Series Drop 005 Asset from our manager in exchange for a note in the original principal amount of $90,000. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 005 interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On August 30, 2019, we acquired the Series Drop 006 Asset from our manager in exchange for a note in the original principal amount of $78,000.  This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 006 interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On August 30, 2019, we acquired the Series Drop 007 Asset from our manager in exchange for a note in the original principal amount of $56,250. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 007 interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On August 30, 2019, we acquired the Series Drop 008 Asset from our manager in exchange for (i) a note in the original principal amount of $27,000 and (ii) our agreement to issue 200 Series Drop 008 Interests to the asset seller upon completion of the offering.  This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 008 interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On August 30, 2019, we acquired the Series Drop 009 Asset from our manager in exchange for a note in the original principal amount of $310,000. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 009 interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

On September 16, 2019, we acquired the Series Drop 010 Asset from our manager in exchange for a note in the original principal amount of $24,000. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 010 interests (i.e., when the offering is fully funded), provided that we may prepay the note at any time.

Each series will repay any loans plus accrued interest used to acquire its underlying asset with proceeds generated from the closing of the offering of such series.  No series will have any obligation to repay a loan incurred by our company to purchase an underlying asset for another series.

Plan of Operations

No series of our company has commenced operations. We intend for each series to start operations at the time of the initial closing of each applicable offering. All assets and liabilities related to each underlying asset that have been incurred to date and will be incurred until the closing of each offering are the responsibility of our company or our manager and responsibility for any assets or liabilities related to each underlying asset will not transfer to the applicable series until such time as a closing has occurred.

We plan to launch approximately 10 to 20 additional offerings in the next twelve months.  The proceeds from any offerings closed during the next twelve months will be used to acquire additional underlying assets.

We also intend to develop revenue generating events, allowing investors to enjoy the underlying assets acquired by us through events, museums and other programs, which we anticipate will enable the underlying assets to generate revenue for the applicable series to distribute dividends on a semi-annual basis at the discretion of our manager. We do not anticipate generating enough revenues in fiscal year 2019 from any revenue generating event to distribute any dividends in fiscal year 2019.

We believe that the proceeds from the offerings will satisfy our cash requirements for the next six months to implement the foregoing plan of operations.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, our manager, each series of our company and the Otis Platform; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express our manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither we nor our manager can guarantee future performance, or that future developments affecting our company, our manager or the Otis Platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described under the heading “Risk Factors” included in the Offering Statement. Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3. Financial Statements

OTIS GALLERY LLC

BALANCE SHEET

AS OF JUNE 30, 2019 AND DECEMBER 31, 2018

	As of June 30, 2019		As of December 31, 2018
	Series #KW	Total Consolidated	Series #KW	Total Consolidated
	(unaudited)	(unaudited)
ASSETS

CURRENT ASSETS
Cash and Cash Equivalents	$-	-	$-	$-
TOTAL CURRENT ASSETS	-	-	-	-

OTHER ASSETS
Art and Collectible Assets	$237,500	237,500	$-	$-
TOTAL OTHER ASSETS	237,500	237,500	-	-

TOTAL ASSETS	$237,500	237,500	$-	$-

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Due to Related Party	$237,500	237,500	$-	$-
TOTAL CURRENT LIABILITIES	$237,500	237,500	$-	$-

MEMBERS’ EQUITY
Contributed Capital	-	-	-	-
TOTAL MEMBERS’ EQUITY	-	-	-	-

TOTAL LIABILITIES AND MEMBERS’ EQUITY	$237,500	237,500	$-	$-

The accompanying notes are an integral part of these financial statements

OTIS GALLERY LLC

STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(UNAUDITED)

	Series #KW	Total Consolidated
Operating Income
Revenue	$-	$-
Gross Profit	-	-

Operating Expense
General & Administrative	-	-
Net Income from Operations	-	-

Net Income	$-	$-

The accompanying notes are an integral part of these financial statements

OTIS GALLERY LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(UNAUDITED)

	Series #KW Member’s Equity	Total Consolidated Member’s Equity
Beginning Balance (December 31, 2018)	$-	$-

Net Income	-	-

Ending Balance (June 30, 2019)	$-	$-

The accompanying notes are an integral part of these financial statements

OTIS GALLERY LLC

STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(UNAUDITED)

	Series #KW	Total Consolidated
Cash Flows From Operating Activities
Net Income (Loss) For the Period	$-	-
Net Cash Flows From Operating Activities	-	-

Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$-	$-

The accompanying notes are an integral part of these financial statements

OTIS GALLERY LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2019

NOTE 1:  NATURE OF OPERATIONS

Otis Gallery, LLC (the “Company”) is a series limited liability company formed on December 18, 2018 pursuant to Section 18-215 of the Delaware Limited Liability Company Act. The Company was formed to engage in the business of acquiring and managing a collection of investment grade art and collectibles (the “Underlying Assets”). The Company has created, and it is expected that the Company will continue to create, separate series of the Company (each, a “Series”), and that each Underlying Asset will be owned by a separate Series and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors acquire membership interests (the “Interests”) in each Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.

Otis Wealth, Inc. is the manager of the Company (the “Manager”) and serves as the asset manager for the Underlying Assets owned by the Company and each Series (the “Asset Manager”). The Series acquires the Underlying Assets from the Manager financed through non-interest-bearing promissory notes issued the Manager, and develops the financial, offering and other materials to begin offering the Interests through a mobile app-based investment platform called Otis Gallery (the “Otis Platform”).

The Company intends to sell Interests in a number of separate individual Series. Investors in any Series acquire a proportional share of income and liabilities as they pertain to a particular Series, and the sole assets and liabilities of any given Series at the time of the closing of an offering related to that particular Series are a Underlying Asset (plus any cash reserves for future operating expenses).  All voting rights, except as specified in the Operating Agreement or required by law, remain with the Manager (e.g., determining the type and quantity of general maintenance and other expenses required for the appropriate upkeep of each Underlying Asset, determining how to best commercialize the applicable Underlying Assets, evaluating potential sale offers and the liquidation of a Series). The Manager manages the ongoing operations of each Series in accordance with the operating agreement of the Company, as amended and restated from time to time (the “Operating Agreement”).

Operating Agreement

General:

In accordance with the Operating Agreement each Interest holder in a Series grants a power of attorney to the Manager. The Manager has the right to appoint officers of the Company and each Series.

Operating Expenses:

After the closing of an offering of Interests, each Series is responsible for its own operating expenses, including: any and all fees, costs and expenses incurred in connection with the management of the Underlying Assets, including import taxes, income taxes, storage (including property rental fees should the Manager decide to rent a property to store a number of Underlying Assets), security, valuation, custodial, marketing and utilization of the Underlying Assets; any fees, costs and expenses incurred in connection with preparing any reports and accounts of each Series, including any blue sky filings required in order for a Series to be made available to investors in certain states and any annual audit of the accounts of such Series (if applicable) and any reports to be filed with the Securities and Exchange Commission; any and all insurance premiums or expenses, including directors and officer’s insurance of the directors and officers of the Manager or Asset Manager, in connection with the Underlying Assets; any withholding or transfer taxes imposed on the Company or a Series or any Interest holders as a result of its or their earnings, investments or withdrawals; any governmental fees imposed on the capital of the Company or a Series or incurred in connection with compliance with applicable regulatory requirements; any legal fees and costs (including settlement costs) arising in connection with any litigation or regulatory investigation instituted against the Company, a Series or the Asset Manager in connection with the affairs of the Company or a Series; the fees and expenses of any administrator, if any, engaged to provide administrative services to the Company or a Series; all custodial fees, costs and expenses in connection with the holding of an Underlying Asset; any fees, costs and expenses of a third-party registrar and transfer agent appointed by the Manager in connection with a Series; the cost of the audit of the annual financial statements of the Company or a Series and the preparation of tax returns and circulation of reports to Interest holders; any indemnification payments; the fees and expenses of counsel to the Company or a Series in connection with advice directly relating to its legal affairs; the costs of any other outside appraisers, valuation firms, accountants, attorneys or other experts or consultants engaged by the Manager in connection with the operations of the Company or a Series; and any similar expenses that may be determined to be operating expenses, as determined by the Manager in its reasonable discretion.

OTIS GALLERY LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2019

Prior to the closing, operating expenses are borne by the Manager or the Asset Manager and not reimbursed by the Interest holders. The Manager will bear its own expenses of an ordinary nature, including, all costs and expenses on account of rent (other than for storage of the Underlying Sssets), supplies, secretarial expenses, stationery, charges for furniture, fixtures and equipment, payroll taxes, remuneration and expenses paid to employees and utilities expenditures (excluding utilities expenditures in connection with the storage of the Underlying Assets).

If the operating expenses exceed the amount of revenues generated from an Underlying Asset and cannot be covered by any operating expense reserves on the balance sheet of such Underlying Asset, the Manager may (a) pay such operating expenses and not seek reimbursement, (b) loan the amount of the operating expenses to the applicable Series, on which the Manager may impose a reasonable rate of interest, and be entitled to reimbursement of such amount from future revenues generated by such Underlying Asset (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional Interests to be issued in the such Series in order to cover such additional amounts.

Fees:

Sourcing Fee: The Asset Manger will be paid a fee as compensation for sourcing each Underlying Asset in an amount equal to up to 10% of the gross offering proceeds of each offering; provided that such sourcing fee may be waived by the Asset Manager.

Brokerage Fee: The broker of record for each offering is expected to receive a brokerage fee equal to 1% of the amount raised through each offering. Notwithstanding the foregoing, such broker will not receive any fee on funds raised from the sale of Interests to the Manager.

Free Cash Flow Distributions:

The Manager has sole discretion in determining what distributions of free cash flow, if any, are made to holders of each Series of Interests. Free cash flow consists of the net income (as determined under U.S. generally accepted accounting principles) generated by such Series plus any change in net working capital and depreciation and amortization (and any other non-cash operating expenses) and less any capital expenditures related to the Underlying Asset related to such Series.  The Manager may maintain free cash flow funds in a deposit account or an investment account for the benefit of the Series.

Any free cash flow generated by a Series from the utilization of the Underlying Asset related to such Series shall be applied within the Series in the following order of priority:

●	repay any amounts outstanding under Operating Expenses Reimbursement Obligations plus accrued interest;

●	thereafter to create such reserves as the Manager deems necessary, in its sole discretion, to meet future operating expenses; and

●	thereafter by way of distribution to holders of the Interests of such Series (net of corporate income taxes applicable to the Series), which may include asset sellers of the Underlying Asset related to such Series or the Manager or any of its affiliates.

Initial Series

On February 19, 2019, the Company established its first Series known as Series #KW. On the same date, Series #KW purchased a 2018 Saint Jerome Hearing the Trumpet of Last Judgement painting by Kehinde Wiley (the “Series #KW Asset”) from the Manager in exchange for a promissory note in the original principal amount of $237,500.

NOTE 2:  GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated revenues or profits since inception.  The Company’s ability to continue as a going concern for the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

OTIS GALLERY LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2019

NOTE 3:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America. The Company adopted the calendar year as its basis of reporting.

Capital Assets:

The Underlying Assets are recorded at cost. The cost of the Underlying Asset includes the purchase price, including any deposits for the Underyling Asset funded by the Manager and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, discovery, investigation, development and acquisition of the Underlying Asset related to each Series incurred prior to the closing, including brokerage and sales fees and commissions (but excluding the brokerage fee referred to above), appraisal fees, research fees, transfer taxes, third party industry and due diligence experts, storage fees, insurance fees, bank fees and interest (if the Underlying Asset was acquired using debt prior to completion of an offering), auction house fees, travel and lodging for inspection purposes, transportation costs to transfer the Underlying Asset from the asset seller’s possession to the storage facility or to locations for creation of photography and videography materials (including any insurance required in connection with such transportation), and photography and videography expenses in order to prepare the profile for the Underlying Asset on the Otis Platform.

The Company treats the Underlying Assets as collectibles and therefore the Company will not depreciate or amortize the assets going forward. The Underling Assets are considered long-lived assets and will be subject to an annual test for impairment. These long-lived assets are reviewed for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Underlying Assets assets are purchased by the Series from the Manager in exchange for a non-interest bearing promissory note. The Series uses the proceeds of the offering to pay off the note. Acquisition expenses are typically paid for in advance by the Manager and are also reimbursed by the Series from the proceeds of the offering. The Series also distributes the appropriate amounts for the brokerage fee and, if applicable, the sourcing fee, using cash from the offering.

For the six months ended June 30, 2019, total investment in collectible assets was $237,500, as compared to $0 for the six months ended June 30, 2018.

Acquisition expenses related to a particular Series that are incurred prior to the closing of an offering are initially funded by the Manager but will be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document. Unless, to the extent that certain acquisition expenses are anticipated prior to the closing, but incurred after the closing of an offering, for example registration fees, in which case, additional cash from the proceeds of the offering will be retained on the Series balance sheet to cover such future anticipated acquisition expenses after the closing of the offering. Acquisition expenses are capitalized into the cost of the Underlying Asset. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted for as capital contributions, and the ecquisition expenses will be expensed.

NOTE 4:  RELATED PARTY NOTE

On February 19, 2019, Series #KW acquired the Series #KW Asset from the Manager in exchange for a promissory note in the original principal amount of $237,500.  This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series #KW interests (i.e., when the offering is fully funded), provided that Series #KW may prepay the note at any time.

OTIS GALLERY LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

JUNE 30, 2019

NOTE 5:  SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 15, 2019, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements, except as set forth below.

On August 30, 2019, the Company established eight new Series - Series Drop 002, Series Drop 003, Series Drop 004, Series Drop 005, Series Drop 006, Series Drop 007, Series Drop 008 and Series Drop 009. On September 16, 2019, the Company established an additional new Series - Series Drop 010. These new Series have acquired the following assets:

●	On August 30, 2019, Series Drop 002 acquired a pair of 2016 Nike MAG Back to the Future sneakers from the Manager in exchange for a note in the original principal amount of $30,387. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 002 Interests (i.e., when the offering is fully funded), provided that Series Drop 002 may prepay the note at any time.

●	On August 30, 2019, Series Drop 003 acquired The Incredible Hulk #181 Comic Book from the Manager in exchange for a note in the original principal amount of $34,000. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 003 Interests (i.e., when the offering is fully funded), provided that Series Drop 003 may prepay the note at any time.

●	On August 30, 2019, Series Drop 004 acquired a series of artist collaboration Supreme skate decks from the Manager in exchange for a note in the original principal amount of $44,341. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 004 Interests (i.e., when the offering is fully funded), provided that Series Drop 004 may prepay the note at any time.

●	On August 30, 2019, Series Drop 005 acquired one painting produced a part of a collaboration between Takashi Murakami and Virgil Abloh, DOB and Arrows: Patchwork Skulls from the Manager in exchange for a note in the original principal amount of $90,000. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 005 Interests (i.e., when the offering is fully funded), provided that Series Drop 005 may prepay the note at any time.

●	On August 30, 2019, Series Drop 006 acquired a 1978 Rolex Daytona Ref. 6265 Big Red watch from the Manager in exchange for a note in the original principal amount of $78,000. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 006 Interests (i.e., when the offering is fully funded), provided that Series Drop 006 may prepay the note at any time.

●	On August 30, 2019, Series Drop 007 acquired a 2011 35cm Hermes Birkin So Black handbag from the Manager in exchange for a note in the original principal amount of $56,250. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 007 Interests (i.e., when the offering is fully funded), provided that Series Drop 007 may prepay the note at any time.

●	On August 30, 2019, Series Drop 008 acquired three series of 2019 paintings by Fnnch, Greatest Hits, La Croix, and Sneaker Grails from the Manager in exchange for (i) a note in the original principal amount of $27,000 and (ii) the Company’s agreement to issue 200 Series Drop 008 Interests to the asset seller upon completion of the offering. The note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 008 Interests (i.e., when the offering is fully funded), provided that Series Drop 008 may prepay the note at any time.

●	On August 30, 2019, Series Drop 009 acquired one painting by contemporary artist, Kaws, titled Gone and Beyond from the Manager in exchange for a note in the original principal amount of $310,000. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 009 Interests (i.e., when the offering is fully funded), provided that Series Drop 009 may prepay the note at any time.

●	On September 16, 2019, Series Drop 010 acquired a collection of 5 Nike SB Dunks sneakers, curated by Jeff Staple from the Manager in exchange for a note in the original principal amount of $24,000. This note does not bear any interest and must be repaid within 14 business days of the final closing of the offering of Series Drop 010 Interests (i.e., when the offering is fully funded), provided that Series Drop 010 may prepay the note at any time.

Item 4. Exhibits

Exhibit No.	Description
2.1	Certificate of Formation of Otis Gallery LLC (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on February 20, 2019)
2.2	Limited Liability Company Agreement of Otis Gallery LLC (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on February 20, 2019)
3.1	Series Designation for Series #KW Interests (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on February 20, 2019)
3.2	Series Designation for Series Drop 002 Interests (incorporated by reference to Exhibit 3.2 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.3	Series Designation for Series Drop 003 Interests (incorporated by reference to Exhibit 3.3 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.4	Series Designation for Series Drop 004 Interests (incorporated by reference to Exhibit 3.4 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.5	Series Designation for Series Drop 005 Interests (incorporated by reference to Exhibit 3.5 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.6	Series Designation for Series Drop 006 Interests (incorporated by reference to Exhibit 3.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.7	Series Designation for Series Drop 007 Interests (incorporated by reference to Exhibit 3.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.8	Series Designation for Series Drop 008 Interests (incorporated by reference to Exhibit 3.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.9	Series Designation for Series Drop 009 Interests (incorporated by reference to Exhibit 3.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
3.10	Series Designation for Series Drop 010 Interests (incorporated by reference to Exhibit 3.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.1	Form of Subscription Agreement for Series #KW Interests (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A/A filed on July 10, 2019)
4.2	Form of Subscription Agreement for Series Drop 002 Interests (incorporated by reference to Exhibit 4.2 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.3	Form of Subscription Agreement for Series Drop 003 Interests (incorporated by reference to Exhibit 4.3 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.4	Form of Subscription Agreement for Series Drop 004 Interests (incorporated by reference to Exhibit 4.4 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.5	Form of Subscription Agreement for Series Drop 005 Interests (incorporated by reference to Exhibit 4.5 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.6	Form of Subscription Agreement for Series Drop 006 Interests (incorporated by reference to Exhibit 4.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.7	Form of Subscription Agreement for Series Drop 007 Interests (incorporated by reference to Exhibit 4.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.8	Form of Subscription Agreement for Series Drop 008 Interests (incorporated by reference to Exhibit 4.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.9	Form of Subscription Agreement for Series Drop 009 Interests (incorporated by reference to Exhibit 4.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
4.10	Form of Subscription Agreement for Series Drop 010 Interests (incorporated by reference to Exhibit 4.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.1	Amended and Restated Solicitation Agreement, dated July 9, 2019, between Otis Gallery LLC and North Capital Private Securities Corporation (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A/A filed on July 10, 2019)
6.2	Asset Management Agreement, dated February 19, 2019, between Otis Wealth, Inc. and Series #KW, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed on February 20, 2019)
6.3	Purchase and Sale Agreement, dated February 19, 2019, between Series #KW, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed on February 20, 2019)
6.4	Promissory Note issued by Series #KW, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on February 19, 2019 (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed on February 20, 2019)
6.5	Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 002, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.5 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.6	Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 002, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.7	Promissory Note issued by Series Drop 002, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.8	Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 003, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.9	Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 003, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.10	Promissory Note issued by Series Drop 003, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.11	Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 004, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.12	Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 004, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.13	Promissory Note issued by Series Drop 004, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.14	Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 005, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.15	Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 005, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.16	Promissory Note issued by Series Drop 005, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.16 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.17	Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 006, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

6.18	Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 006, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.19	Promissory Note issued by Series Drop 006, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.20	Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 007, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.21	Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 007, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.21 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.22	Promissory Note issued by Series Drop 007, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.22 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.23	Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 008, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.23 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.24	Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 008, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.24 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.25	Promissory Note issued by Series Drop 008, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.25 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.26	Asset Management Agreement, dated August 30, 2019, between Otis Wealth, Inc. and Series Drop 009, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.26 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.27	Purchase and Sale Agreement, dated August 30, 2019, between Series Drop 009, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.27 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.28	Promissory Note issued by Series Drop 009, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on August 30, 2019 (incorporated by reference to Exhibit 6.28 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.29	Asset Management Agreement, dated September 16, 2019, between Otis Wealth, Inc. and Series Drop 010, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 6.29 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.30	Purchase and Sale Agreement, dated September 16, 2019 between Series Drop 010, a Series of Otis Gallery LLC, and Otis Wealth, Inc. (incorporated by reference to Exhibit 6.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
6.31	Promissory Note issued by Series Drop 010, a Series of Otis Gallery LLC, in favor of Otis Wealth, Inc. on September 16, 2019 (incorporated by reference to Exhibit 6.31 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.1	Second Amended and Restated Escrow Agreement, dated July 9, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series #KW, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 4.1 to the Amended Offering Statement on Form 1-A/A filed on July 10, 2019)
8.2	Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 002, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.2 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

8.3	Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 002, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.3 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.4	Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 003, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.4 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.5	Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 003, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.5 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.6	Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 004, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.6 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.7	Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 004, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.7 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.8	Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 005, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.8 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.9	Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 005, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.9 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.10	Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 006, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.10 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.11	Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 006, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.11 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.12	Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 007, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.12 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.13	Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 007, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.13 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.14	Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 008, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.14 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.15	Amendment to Escrow Agreement, dated September 16, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 008, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.15 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.16	Second Amendment to Escrow Agreement, dated September 20, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 008, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.16 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.17	Escrow Agreement, dated September 11, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 009, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.17 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.18	Amendment to Escrow Agreement, dated September 20 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 009, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.18 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.19	Escrow Agreement, dated September 17, 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 010, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.19 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)
8.20	Amendment to Escrow Agreement, dated September 20 2019, among North Capital Private Securities Corporation, Otis Wealth, Inc. and Series Drop 010, a Series of Otis Gallery LLC (incorporated by reference to Exhibit 8.20 to the Post-Qualification Offering Statement on Form 1-A POS filed on September 25, 2019)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OTIS GALLERY LLC

Date: October 15, 2019	By:	Otis Wealth, Inc., its managing member

/s/ Michael Karnjanaprakorn
Name: Michael Karnjanaprakorn
Title: Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)